Alan B. Spatz • (310) 789-1231 • aspatz@troygould.com	File No. 3296-3
January 11, 2013

Loan Lauren P. Nguyen, Esq. Special Counsel Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Kinbasha Gaming International, Inc. Amendment No. 3 to Form 10-12G Filed December 21, 2012 File No.: 000-54784

Dear Ms. Nguyen:

By letter dated January 8, 2013, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC) provided Kinbasha Gaming International, Inc. (the “Company”) with comments to the Company’s Amendment No. 3 to the Form 10-12G filed on December 21, 2012.  This letter contains the Company’s response to the Staff’s comment.  The numbered response and the heading set forth below correspond to the numbered comment and heading in the Staff’s January 8, 2013 comment letter.  Amendment No. 4 to the Form 10-12G is filed concurrently herewith.

General

1.

We note your response to prior comment 1.  It appears that exhibit 10.6 to your amended Form 10-12G filed December 21, 2012 is a separate and distinct document from the exhibit 10.6 to your amended Form 10-12G filed October 19, 2012.  Please revise your exhibit index to identify the Contract of additional issue of revolving mortgage dated February 19, 2006 as the next separate sequential exhibit and file your exhibits accordingly.

COMPANY RESPONSE

The Company has filed the mortgage as a separate exhibit.

Loan Lauren P. Nguyen, Esq. Securities and Exchange Commission January 11, 2013 Page 2

Please direct questions regarding this response letter to the undersigned at 310-789-1231.

Very truly yours,

/s/ Alan B. Spatz

cc:  Masatoshi Takahama